UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Effective October 1, 2026, Ms. Yefang Zhang resigned as a director and the chairman (the “Chairman”) of the board of directors (the “Board”) of Tantech Holdings Ltd (the “Company”). Ms. Zhang’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Effective October 1, 2026, Mr. Yao L Xu was elected as a director and the Chairman by the remaining members of the Board. Mr. Xu was designated as a Class III director and will serve a term expiring at the 2027 annual meeting of shareholders or until his successor is duly elected and qualified.

Mr. Xu founded Hong Kong Anxue International Co., Ltd. in 2015. He also founded Zhuhai Anxue Technology Co., Ltd. in 2015. Mr. Xu has served as the Asia-Pacific General Manager of Chatham International Group since 2005 and worlked as the China Investment Advisor of Charles Jerquin Co., Ltd. from 2000 to 2004. He holds a bachelor’s degree from Jinan University.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	Tantech Holdings Ltd.

	By:	/s/ Yongxin Su
Yongxin Su
Co- Chief Executive Officer

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